Exhibit 99.1

ObsEva Announces Progress on Restructuring Initiatives

•	$7.6 million annual savings expected via reduction-in-force currently underway

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$6.2 million savings expected from assignment of legacy linzagolix program contracts to Kissei Pharmaceutical Co., Ltd., including $1.7 million of accounts payable assigned to date. Additional assignments are expected in the coming weeks.

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Company submitted plan to regain compliance with Nasdaq’s minimum stockholders’ equity rule. Additionally, Nasdaq provides notice of noncompliance with Nasdaq’s minimum bid price listing rule; Company has 180 days to regain compliance with minimum share price requirement.

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – September 13, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing novel therapies for women’s health, today announced an update on its previously announced restructuring efforts.

“We have made meaningful progress toward restructuring our operations during the third quarter, with the implementation of significant cost cutting measures,” said Brian O’Callaghan, CEO of ObsEva. “These measures, along with our previously announced debt restructuring, are important steps as we focus our efforts toward advancing our license agreements and assessing the potential for further nolasiban development. There is a significant unmet need to improve outcomes in women undergoing in vitro fertilization, and we intend to further explore nolasiban’s utility in solving this problem.”

Restructuring Update

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Reduction-in-force: The Board of Directors has authorized the termination of approximately 70% of employees, including Katja Buhrer, Chief Strategy Officer. The Company expects to substantially complete the terminations during the fourth quarter of 2022, and to achieve savings of approximately $7.6 million on an annual basis, which represents estimated cash compensation related to salary, bonus, and benefits to affected employees. The remaining employees will support the Company’s existing license agreements, namely its global license agreement with Organon International GmbH (“Organon”) for the development and commercialization of ebopiprant and its sublicense agreement with Hangzhou Yuyuan BioScience Technology Co, Ltd. (“Yuyuan BioScience”) for the development and commercialization of nolasiban in the People’s Republic of China.

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Assignment of linzagolix agreements: The Company has assigned multiple contracts related to the ongoing development of linzagolix to Kissei Pharmaceutical Co., Ltd. (“Kissei”). To date, contracts with commitments of approximately $6.2 million have been assigned to Kissei, including $1.7 million in accounts payable. The Company continues to work to assign other contracts related to linzagolix to Kissei and expects to complete the transition of the linzagolix program by the end of October of this year.

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Moratorium update: As previously announced, ObsEva has applied to the competent court in Geneva, Switzerland, for a court-sanctioned moratorium. The courts have stipulated a deadline of September 23, 2022 for the Company to submit an audited balance sheet as of June 30, 2022. Upon receipt of the audited balance sheet, the Company expects the court to schedule a date for its first hearing. If granted, the moratorium will provide the Company with temporary protection against debt- enforcement and bankruptcy proceedings in Switzerland, with a view to make it possible for the Company to undertake additional restructuring measures under the supervision of one or more court-appointed administrators.

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Nasdaq non-compliance notice update: As previously announced, the Company received a notification letter from The Nasdaq Stock Market (“Nasdaq”) advising the Company that it was not in compliance with Nasdaq Listing Rule 5450(b)(1)(A) requiring companies listed on the Nasdaq Global Select Market to maintain a minimum of $10,000,000 in stockholders’ equity for continued listing. The Company submitted its plan to regain compliance on August 29, 2022.

Additionally, on September 12, 2022 the Company received a notification letter from Nasdaq advising the Company that it was not in compliance with Listing Rule 5450(a)(1) because, for a period of thirty (30) consecutive business days, the bid price of ObsEva’s common shares had closed below the minimum $1.00 per share requirement for continued listing. The notification has no immediate effect on the listing or trading of the common shares on the Nasdaq Global Select Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until March 13, 2023, to regain compliance with the minimum bid price requirement. The Company will regain compliance with the minimum bid price requirement if at any time during the 180-day period, the bid price of the Company’s common shares closes at or above $1.00 per share for a minimum of ten (10) consecutive business days.

The Company intends to monitor the closing bid price of the Company’s common shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. In addition to compliance with the continued listing requirements noted above, Nasdaq may use its discretionary authority to delist the Company’s common shares in connection with the court-sanctioned moratorium in Switzerland.

Ebopiprant License Agreement with Organon

Under the license agreement with Organon for ebopiprant, ObsEva is entitled to receive tiered double-digit royalties on commercial sales, up to $90 million in development and regulatory milestone payments, and up to $385 million in sales-based milestone payments. Upon execution of the agreement, ObsEva received a $25 million upfront payment. Ebopiprant is an investigational, orally active, selective prostaglandin F2α receptor antagonist being evaluated as a potential treatment for preterm labor by reducing inflammation and uterine contractions.

Nolasiban Sublicense Agreement with Yuyuan BioScience

Under the sublicense agreement with Yuyuan BioScience for nolasiban, ObsEva is entitled to receive aggregate milestone payments of up to $17 million upon the achievement of specified development, regulatory, and first sales milestones, and aggregate milestone payments of up to $115 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan BioScience has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second digits. Nolasiban is a novel, oral oxytocin receptor antagonist being developed for improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization.

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a clinical pipeline with development programs focused on new therapies for the treatment of preterm labor and improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will”, “would”, or the negative of these and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding ObsEva’s reduction-in-force, including the timing and expected savings therefrom, ObsEva’s ability to implement successfully the restructuring of its operations and to refocus the Company’s development and commercialization strategy, including assigning to Kissei additional contracts related to linzagolix and timing for completion of the transition of the linzagolix program, the timing, outcome and potential impact of the Company’s application for a court-sanctioned moratorium in Switzerland, and the Company’s plans for and ability to regain compliance with Nasdaq’s continued listing requirements. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties in the outcome and potential impact of the Company’s application for a court-sanctioned moratorium, including with respect to ObsEva’s agreements with third parties and outstanding debt obligations, in ObsEva’s ability to successfully restructure its operations, including potential impacts of the

Company’s reduction-in-force, and refocus the Company’s development and commercialization strategy, in ObsEva’s ability to regain compliance with the continued listing rules of Nasdaq and the potential for Nasdaq to use its discretionary authority to delist the Company’s common shares in connection with the court-sanctioned moratorium, in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (SEC) on March 10, 2022, in the Report on Form 6-K filed with the SEC on August 17, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and, except as required by law, ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Administrative Contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Will Brown

will.brown@obseva.com

+1 (334) 313-2319